Graf Global Corp.

1790 Hughes Landing Blvd., Suite 400

The Woodlands, Texas 77380

June 24, 2024

VIA EDGAR

Catherine De Lorenzo

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Graf Global Corp.
Registration Statement on Form S-1
Filed May 31, 2024, as amended
File No. 333-279889

Dear Ms. De Lorenzo:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Graf Global Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on June 25, 2024, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ James A. Graf
Name:	James A. Graf
Title:	Chief Executive Officer, Chief Financial Officer and Director

cc: Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]